

16022072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Corporate Pointe, Suite 382
(No. and Street)

Culver City	CA	92030-7612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas B. Krueger 310-410-8341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Thomas B. Krueger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFG Securities, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public


TUAN NGO
COMM. #2158430
Notary Public - California
Los Angeles County
My Comm. Expires June 28, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
County of Los Angeles)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 8/24/16 before me, TUAN NGO (here insert name and title of the officer),

personally appeared Thomas Krueger.

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


TUAN NGO
COMM. #2158430
Notary Public - California
Los Angeles County
My Comm. Expires June 28, 2020

Signature 

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of ______________________

containing ______ pages, and dated ______________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☑ Corporate Officer(s) Chief Compliance Officer Title(s) Thomas Krueger.
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______________

representing: ______________ Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
- ☑ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # 2 Entry # ______

Notary contact: 415-902-2287

Other
- ☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
- ☐ ______________

VFG Securities, Inc.

Report Pursuant to Rule 17a-5

Financial Statements

For the Fiscal Year Ended June 30, 2016

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
VFG Securities, Inc.
Culver City, CA

I have audited the accompanying statement of financial condition of VFG Securities, Inc. (the "Company"), as of June 30, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2016, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III, (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
September 6, 2016

VFG Securities, Inc.
Statement of Financial Condition
June 30, 2016

Assets

Cash and cash equivalents		$ 226,105
Deposit with clearing organization		29,474
Commissions receivable - clearing broker		33,625
Commissions receivable - other		163,426
Note receivable from officer		250,000
Interest receivable from officer		5,525
Prepaid expenses and deposits		30,278
Total Assets		$ 738,433

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses		$ 30,756
Commissions payable		113,117
Due to parent		20,762
Deferred revenue		62,000
Deferred rent		14,986
Taxes payable		6,104
Salaries and wages payable		8,008
Total Liabilities		255,733
Stockholder's equity		
Common stock, no par value, 200 shares authorized 200 shares issued and outstanding	-	
Additional paid in capital	963,297	
Retained earnings (deficit)	(480,597)	482,700
Total liabilities and stockholder's equity		$ 738,433

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Income
For the Fiscal Year Ended June 30, 2016

Revenues	
Commissions	$ 3,310,329
Marketing fee-Due diligence income	378,683
Interest income	11,053
Other income	27,647
Total Revenues	3,727,712
Expenses	
Commissions	2,823,981
Salaries, wages and related	351,465
Clearing fees	33,739
Computer	51,267
Insurance	34,880
Consulting fees	195,000
Office	9,968
Postage and delivery	9,610
Professional fees	64,660
Rent	39,671
Regulatory fees	27,907
SIPC fees	9,602
Taxes-other	603
Travel	6,148
Meals & meetings	18,273
All other	24,988
Total Expenses	3,701,762
Net income before income tax provision	25,950
Income tax provision	6,881
Net Income	$ 19,069

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended June 30, 2016

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	TOTAL
Balance, June 30, 2015	200	$ -	$ 963,297	$ (499,666)	$ 463,631
Net income	-			19,069	19,069
Balance, June 30, 2016	200	$ -	$ 963,297	$ (480,597)	$ 482,700

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2016

Cash Flows from operating activities	
Net income	$ 19,069
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
(Increase) decrease in assets:	
Accounts receivable	(19,800)
Commissions receivable	75,180
Clearing firm deposit	(25,000)
Clearing firm refund	20,526
Interest receivable	2,119
Due from affiliate	(825)
Prepaid expenses	60
Increase (Decrease) in liabilities	
Accounts payable	17,232
Deferred revenue	62,000
Commission payable	(106,050)
Due to parent	(3,545)
Salaries/Wages payable	205
Taxes payable state	(367)
Net cash provided in operating activities	$ 40,804
Cash Flows from Investing Activities:	$ -
Cash Flows from Financing Activities:	$ -
Net increase in cash	$ 40,804
Cash at beginning of year	$ 185,301
Cash at end of year	$ 226,105
Cash paid during the year for:	
Interest	$ 69
Income taxes	$ 4,525

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Notes to Financial Statements
June 30, 2016

Note 1 – Organization and Nature of Business

VFG Securities, Inc. (the "Company") was founded on June 18, 1984 in the State of New York under the name of International Business Securities, Inc. On September 11, 2009, the Company changed ownership and its name to VFG Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Vanclef Financial Group, Inc. (the "Parent"), and is affiliated through common ownership with VFG Advisors, Inc.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interest
- Broker or dealer selling private securities, limited partnerships and tax shelters.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2016, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 33,625	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Note Receivable from Officer

On March 10, 2010 the Company entered into an agreement to lend a principal sum of $260,000 to one of its officers. The loan is at the applicable Federal Mid-Term Rate, 2.21% pursuant to Section 1274 of the Internal Revenue Code. According to this agreement, interest only shall be

Note 5 – Note Receivable from Officer (continued)

due and payable on a monthly basis beginning May 1, 2010, with the final payment in the amount necessary to pay all principal and interest then outstanding and due on April 1, 2040. For the year ended June 30, 2016 the Company earned a total of $ 5,525 in interest income on this loan, the loan balance was $250,000 at June 30, 2016 and interest receivable was $5,525.

Note 6 – Related Party Transactions

The Company and the Parent (Vanclef Financial Group, Inc.) share personnel, office space, and various other administrative expenses. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended June 30, 2016 total expenses allocated from the Parent were $274,371 which are included in salaries wages and benefits, and rent on the Statement of Income. In addition, VFG Securities, Inc. paid $195,000 in consulting services fees to Parent.

Receivable from Affiliate was $0 and payable to Parent was $20,762 at June 30, 2016.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7- Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. Two customers represent amounts in excess of 10% of total gross income.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the Company had net capital of $115,413 which was $98,364 in excess of its required net capital of $17,049. The Company's net capital ratio was 2.22 to 1.

VFG Securities, Inc.
Notes to Financial Statements
June 30, 2016

Note 9 - Income Taxes

Corporation's Income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

Federal	$ 1,828
California	1,531
New York	25
Ohio	150
Texas	3,347
Total income tax expense	$ 6,881

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Note 10– Exemption (k) (2) (ii) from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Clearing Broker Deposit

The Company has total clearing agreement deposits of $29,474 with two clearing brokers. The Company entered an agreement with a new clearing broker in April 2016 which requires a minimum deposit of $25,000. The clearing broker deposit at June 30, 2016 was $25,000. The new clearing broker agreement requires an initial term of 60 months. If Company terminates the agreement sooner, the Company will owe the monthly minimum charge for any months remaining on the 60 month initial term. The Company has terminated its agreement with its prior clearing broker, and as of June 2016 the Company has a remaining deposit receivable of $4,474.

VFG Securities, Inc.
Notes to Financial Statements
June 30, 2016

Note 12 – Contingencies

In April 2015 the Company received a letter from FINRA Enforcement advising it had made a preliminary determination to recommend that disciplinary action be brought against VFG Securities, Inc. and one of its officers for potential rule violations and has filed a complaint. The Company's securities attorney is in discussions with FINRA Enforcement regarding the matter and no outcome can be determined at this time. Management is confident it has strong rebuttals regarding the potential violations and will achieve a satisfactory conclusion to this matter.

Note 13 – Litigation

As a result of a Colorado Division of Securities investigation, charges and allegations had been filed against VFG Securities, VFG Advisors and one of their former representatives. VFG Securities reached an out-of-court agreement with the Division of Securities for the State of Colorado and agreed to withdraw its securities license in Colorado for a period of 36 months (until April 2015) pending approval from the State of Colorado indicating that all requirements of the settlement have been met. In addition, on August 2, 2012 the Colorado Division of Securities approved the agreement's accounting, confirming VFG Securities required a reimbursement amount of $75,259 to its Colorado customers. Payment was made during the year ending June 30, 2013 and treated as a 2013 expense.

The 36 month period has expired and VFG Securities re-applied for approval in the State of Colorado.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end June 30, 2016 through September 6, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

VFG Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
June 30, 2016

Computation of net capital		
Stockholder's equity	$	482,700
Nonallowable assets		
Non Allowable AR		(42,334)
Interest receivable from officer		(5,525)
Prepaid expenses & Other Assets		(69,428)
Note receivable from officer		(250,000)
Net capital	$	115,413
Computation of net capital requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness	$	17,049
Minimum dollar net capital required		5,000
Net Capital required (greater of above)		17,049
Excess net capital	$	98,364
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	98,364
Computation of Aggregate Indebtedness		
Total liabilities	$	255,733
Aggregate indebtedness to net capital		2.22

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	115,413
Variance -		
Interest Receivable from Officer- increase		-
Net Capital per Audited Report	$	115,413

The accompanying notes are an integral part of these financial statements.

VFG Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2016

A computation of reserve requirement is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c-3-3 (k) (2) (ii).

VFG Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2016

Information relating to possession or control requirements is not applicable to VFG Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Stockholder
of VFG Securities, Inc.

I have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report in which (1) VFG Securities, Inc. (the "Company"), identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exemption. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Elizabeth Tractenberg, CPA
Rocklin, CA
September 6, 2016


VFG Securities, Inc.
Member FINRA / SIPC

www.vfgroup.net
100 Corporate Pointe
Culver City, CA 90230
Tel: 310.410.8341
Fax: 310.410.8340
TF: 800.737.8552

August 17, 2016

Ms. Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027-1442

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

VFG Securities, Inc. met the Section 240.15c3-3 (k) (2) (ii) exemption for the period July 1, 2015 to June 30, 2016.

Sincerely,



Thomas Krueger
CCO

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
VFG Securities, Inc.
Culver City, CA 92030-7612

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by VFG Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting minor differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (the Profit and Loss Statement and the FOCUS Reports), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and FOCUS Reports) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Rocklin, California
September 6, 2016

VFG Securities, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended June 30, 2016

VFG Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2016

		Amount
Total assessment	$	8,968
SIPC-6 general assessment Payment made on January 28, 2016		(5,535)
SIPC-7 general assessment Payment made on July 26, 2016		(3,433)
Total assessment balance (overpayment carried forward)	$	-